PACIFIC RIM MINING CORP.
Interim Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	October 31	April 30
	2003	2003
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	1,698	1,107
Bullion inventory (note 3)	744	594
Total: Cash and cash equivalents and bullion	2,442	1,701
Receivables	136	50
Inventories - short-term (note 5)	6,532	8,829
	9,110	10,580
Inventories - long-term (note 5)	–	2,002
Property, plant and equipment (note 6)	5,578	5,455
Closure fund (note 8)	3,359	3,410
	18,047	21,447

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,540	1,228
Due to related parties (note 12)	907	231
Accrued closure costs - current portion (note 8)	181	1,488
	2,628	2,947
Loan payable to a related party (note 8)	993	1,640
Accrued closure costs (note 8)	2,522	1,900
	6,143	6,487

Shareholders' Equity
Share capital (note 9)
Authorized:
1,000,000,000 common shares without par value
Issued and fully paid:
78,558,594 shares outstanding (78,528,594 @ Apr. 30/03)	56,189	56,173
Deficit	(44,285)	(41,213)
	11,904	14,960
	18,047	21,447

Signed on behalf of the Board:
    "Thomas C. Shrake" Director
    "David K. Fagin” Director

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of (Loss) and Deficit
(Prepared by management)
In thousands of US dollars (except per share amounts)
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2003	2002	2003	2002
Revenues
Sales	3,562	2,974	6,585	6,200

Cost of sales
Operating costs	3,694	2,650	6,841	5,059
Depreciation, depletion and amortization	312	723	684	1,644
	4,006	3,373	7,525	6,703
Mine operating (loss)	(444)	(399)	(940)	(503)

Expenses
Exploration	1,189	888	2,060	1,480
General and administrative	227	202	380	504
Write-down of marketable securities	–	–	–	275
Interest expense	13	20	29	41
Foreign exchange	(15)	(22)	(8)	(10)
Interest income	(28)	(46)	(61)	(101)
Gain on sale of mineral property	–	–	–	(900)
Gain on sale of marketable securities	–	–	–	(994)
	1,386	1,042	2,400	295
Net (loss) before unusual item	(1,830)	(1,441)	(3,340)	(798)
Recovery of Investment In Andacollo Mine	87	129	268	330
Net (loss) for the period	(1,743)	(1,312)	(3,072)	(468)
Deficit - beginning of period	(42,542)	(37,569)	(41,213)	(38,413)
Deficit - end of period	(44,285)	(38,881)	(44,285)	(38,881)

Per share:
Net (loss) per share - basic and diluted	(0.02)	(0.02)	(0.04)	(0.01)
Weighted average shares o/s during period	78,530,332	78,495,801	78,529,646	78,439,784

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Cash Flow
(Prepared by management)
In thousands of US dollars
(unaudited)

(11/25/03-Staley comments)	Three Months Ended		Six Months Ended
	October 31		October 31
	2003	2002	2003	2002

Net (loss) for the period	(1,743)	(1,312)	(3,072)	(468)
Adjustments to reconcile net (loss) to cash flow provided
by (used for) operating activities:
Depletion, depreciation and amortization	223	547	488	1,423
Closure costs amortization	89	176	196	221
Foreign exchange loss(gain)	(15)	(22)	(8)	(10)
Net interest earned on closure fund	(14)	(38)	(29)	(76)
Gain on sale of marketable securities	-	13	-	(994)
Gain on sale of mineral properties	-	-	-	(900)
Write-down of marketable securities	-	(1)	-	275
	(1,460)	(637)	(2,425)	(529)

Accounts payable and accrued liabilities	706	(142)	312	(204)
Closure cost expenditures	(281)	(260)	(1,153)	(304)
Due to related parties	23	(170)	30	(420)
Inventories	2,327	(446)	4,149	(1,227)
Receivables	(9)	30	(86)	10
Cash flow provided by (used for) operating activities	1,306	(1,625)	827	(2,674)

Investing Activities
Purchases of property, plant and equipment	(311)	(107)	(320)	(143)
Proceeds from sale of property, plant and equipment	14	21	60	21
Proceeds from sale of marketable securities	-	-	-	1,817
Cash flow provided by (used for) investing activities	(297)	(86)	(260)	1,695

Financing Activities
Issuance of share capital	16	8	16	29
Cash flow provided by (used for) financing activities	16	8	16	29

Foreign exchange	15	22	8	10

Net increase (decrease) in cash and cash equivalents	1,040	(1,681)	591	(940)
Cash and cash equivalents, beginning of period	658	3,305	1,107	2,564
Cash and cash equivalents, end of period	1,698	1,624	1,698	1,624

See accompanying notes to these Interim Consolidated Financial Statements

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2003
In thousands of U.S. dollars, except per share amounts

1.

Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration licence areas, known as El Dorado, located in El Salvador.

Basis of Presentation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Compañia Minera Dayton (to December 1, 2000), Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these consolidated financial statements are the Company’s wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal period ended April 30, 2003.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report for the year ended April 30, 2003 (the “Annual Report”).

The balance sheet of these financial statements has been changed from previously used formats to separately report saleable bullion inventory located at gold refiners from all other inventories held. A total amount is included for cash and cash equivalents and bullion to reflect management’s view that the bullion reported is closely equivalent to cash and immediately available to cover short-term cash requirements.

2.

Significant Accounting Policies and Accounting Changes

Asset Retirement

Effective 1 May 2003, the Company has elected early implementation of the Canadian standard for accounting for asset retirement obligations, whereby the Company is required to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long term asset. The associated liability is accreted over the estimated number of future ounces of gold to be produced until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. As a result of the adoption of this accounting standard the carrying value of the Rawhide Mine and the corresponding asset retirement obligation have been increased by $ 0.5 million. This has been applied prospectively.

United States GAAP for asset retirement obligations (Financial Accounting Standards Board (“FASB”) Statement No. 146) conforms in all material respects to Canadian GAAP.

3.	Bullion Inventory Bullion inventory is valued at the lower of cost and fair market value. Details are as follows:
	October 31, 2003		April 30, 2003
	Gold	Silver	Gold	Silver
Ounces at refinery	1,708	17,650	1,544	15,402
Market value per ounce ($/oz.)	384.00	5.00	339.00	4.63
Market value	$656	88	$523	71
Total market value	$744		$594

4.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion inventory, receivables, closure fund, accounts payable, amounts due to related parties and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5.	Inventories Details are as follows:
	Oct. 31,	April 30,
	2003	2003
Production inventory	$6,244	$10,291
Supplies inventory	288	540
	6,532	10,831
Less: Long-term portion of production inventory	-	(2,002)
	$6,532	$8,829

The estimated value of inventory that will not be recovered within the next fiscal year has been reclassified as long-term.
6.	Property, Plant and Equipment Details are as follows:
	Oct. 31,	April 30,
	2003	2003
Cost	$10,753	$10,652
Accumulated depreciation and write-downs	(5,175)	(5,197)
	$5,578	$5,455

7.	Mineral Properties
	a)	El Salvador Properties

i)

The Company holds a 100% interest in two exploration areas in El Salvador, known as El Dorado and La Calera. Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4 million ($1 million for 1.5% and $3 million for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to a 2% NSR held by the government of El Salvador.

ii)
By letter of intent dated May 17, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the letter of intent the Company, at its option, must make the following payments and exploration expenditures:

		Minimum
	Option	Exploration
	Payment	Expenditures
Upon signing (paid)	$5	$-
Upon completion of a two month due diligence (paid)	15	-
On or before May 17, 2003 (paid and expenditure incurred)	20	25
On or before May 17, 2004 (expenditure incurred)	35	50
On or before May 17, 2005 (expenditure incurred)	75	100
On or before May 17, 2006 (expenditure incurred)	150	200
	$300	$375

The property is subject to a 0.5% NSR which can be purchased by the Company for $0.2 million if purchased within six months from the start of commercial production.

b)	Denton-Rawhide Joint Venture The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in the joint venture is summarized as follows:
	Oct. 31,	April 30,
	2003	2003
Cash and other current assets	$7,348	$8,838
Inventories – long-term portion	-	2,002
Property, plant and equipment	1,352	1,219
Closure fund	3,359	3,410
Current liabilities	(1,462)	(2,510)
Long-term liabilities	(2,522)	(1,900)
Net assets	$8,075	$11,059

	Three months ended		Six Months Ended
	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
	2003	2002	2003	2002
Sales	$3,562	2,974	$6,585	6,200
Costs and expenses	4,006	3,373	7,525	6,703
Net (loss) before taxes	$(444)	(399)	$(940)	(503)

8.

Closure Fund, Accrued Closure Costs and Loan Payable to a Related Party

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation (“Kinross”), who is a major shareholder of the Company, a principal amount of $2.118 million for Kinross’ interest in the reclamation and severance trust funds (“Closure Fund”) held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to the outstanding amount of $1.849 million of which $0.856 million (plus accrued interest) is due and payable at December 31, 2003 and the balance of $0.993 million is payable at December 31, 2004.

The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at October 31, 2003 was approximately $3.67 million (Cost - $3.36 million) . The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Accrued closure costs – April 30, 2003
Short term	$1,488
Long term	1,900	3,388
Add: Accrual of additional reclamation obligations (see note 2)		495
Total Reclamation Obligation		3,883
Less: Reclamation expenditures during the period		1,180
Accrued closure costs – October 31, 2003
Current portion	181
Long term portion	2,522	$2,703

9.	Share Capital Common Shares Details are as follows:
Number of Shares		Amount
Balance – April 30, 2003	78,528,594	$56,173
Common shares issued during period	30,000	16
Balance – October 31, 2003	78,558,594	$56,189

Stock Options

Upon amalgamation, the stock options outstanding under the plans of Dayton Mining Corporation and Pacific Rim Mining Corp. were rolled over, provided that upon surrender, termination or expiry without exercise the shares are not available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

	Number of Options
	Pre-	October	Weighted Average
	Amalgama-	2002	Exercise Price
	tion Plans	Plan	(in Cdn$)	Expiry

Options outstanding at April 30, 2003	4,517,480	2,110,000	$0.73	2003-2007

Six months ended October 31, 2003
- granted	-	1,425,800	$0.80	2008
- cancelled	-	(130,000)	$0.62	2007
- exercised	(30,000)	-	$0.78	2003-2006
Options outstanding at
October 31, 2003	4,487,480	3,405,800	$0.74	2003-2008
Vested as at October 31, 2003	4,487,480	1,795,267	$0.69	2003-2008

The following table summarizes information about stock options outstanding to directors, former directors and employees as at October 31, 2003.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested

November 4, 2003	$0.88	549,000	549,000
February 4, 2004	$1.49	4,000	4,000
April 27, 2004	$1.36	1,188,000	1,188,000
June 29, 2004	$1.06	330,000	330,000
June 29, 2004	$1.36	36,080	36,080
September 24, 2004	$1.30	29,000	29,000
May 28, 2005	$0.54	1,073,600	1,073,600
July 4, 2006	$0.29	1,277,800	1,277,800
April 18, 2007	$0.62	1,980,000	1,320,000
July 23, 2008	$0.43	170,800	56,934
October 8, 2008	$0.85	1,255,000	418,333
		7,893,280	6,282,747

Subsequent to October 31, 2003 and prior to the November 4, 2003 expiry date, all 549,000 options listed above as outstanding and expiring on that date were exercised.

If the Company had accounted for stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended October 31, 2003 would be as follows:

	Three	Three	Six
	Months	Months	Months	Year
	Ended	Ended	Ended	Ended
	Oct. 31,	July 31,	Oct. 31,	April
	2003	2003	2003	30, 2003

Net Loss for the Year
As reported	$(1,743)	(1,329)	(3,072)	$(2,800)
Stock option compensation expense	(208)	(61)	(269)	(473)
Pro-forma net loss for the year	$(1,951)	(1,390)	(3,341)	$(3,273)
Loss Per Share - Basic and Diluted
As reported	$(0.02)	(0.02)	(0.04)	$(0.04)
Pro-forma	$(0.02)	(0.02)	(0.04)	$(0.04)

The fair value of the options used in the pro-forma information above has been estimated at the date of vesting using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.88%	3.67%	4.31%
Average expected option life	5 years	3 years	4 years
Stock volatility – based on trading history	110.16%	101.27%	89.46%

Dividend payments during life of option	none	none	none

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

10.

Gold Sales Contracts

(Metals prices in U.S. dollars)

At October 31, 2003, the Company gold hedging program consisted of 3,000 ounces of forward sales contracts for future delivery of gold at various dates between November 14, 2003 and April 8, 2004 at an average price of $390 per ounce. At October 31, 2003 the Company had no financial exposure to market risks related to the settlement of outstanding hedges as gold spot prices were approximately $385 per ounce at that date. The estimated fair value of these contracts at the October 31, 2003 spot prices was $15 which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

11.

Segmented Information

The company operates in one business segment, namely; gold mining with its sole producing asset being a 49 % joint venture interest in a gold mine in Nevada, USA (acquired April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in Canada and the USA. There has been no material change in segmented assets from those disclosed in the Company’s annual report.

Details are as follows:

	October 31,	April 30,
	2003	2003
Total Assets
Canada	$497	$99
USA	13,366	17,094
El Salvador	4,184	4,252
Chile	-	2
Total	$18,047	$21,447
Total Property, Plant and
Equipment
Canada	$6	$8
USA	1,388	1,263
El Salvador	4,184	4,184
Chile	-	-
Total	$5,578	$5,455

	Three Months ended		Six Months ended
	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002
Revenue, Excluding Interest Income
Canada	$-	-	$-	-
USA	3,562	2,974	6,585	6,200
El Salvador	-	-	-	-
Chile	-	-	-	-
Total	$3,562	2,974	$6,585	6,200
Depreciation, Depletion and Amortization
Canada	$1	2	$2	2
USA	311	721	682	1,642
El Salvador	-	-	-	-
Chile	-	-	-	-
Total	$312	723	$684	1,644
Net Income (Loss)
Canada	$(172)	(241)	$(295)	1,197
USA	(534)	(373)	(1,135)	(638)
El Salvador	(1,124)	(827)	(1,910)	(1,357)
Chile	87	129	268	330
Total	$(1,743)	(1,312)	$(3,072)	(468)

12.	Related Party Transactions Except as noted elsewhere in these financial statements, related party transactions are as follows:
	a)	Amounts due to related parties are required to be paid within 12 months and have accordingly been recorded in these financial statements as current liabilities.

Details are as follows:
	October 31,	April 30,
	2003	2003
Loan interest due to Kinross	51	22
Loan payable to Kinross - current portion (Note 8)	856	209
	$907	$231

Interest expense accrued during the period on a loan from a related party was $ 14 and $ 29 for the three months and six months ended October 31, 2003 respectively ( 2002 - $ 19 and$ 40 respectively).

b)

During the three months and six months ended October 31, 2003, wages and benefits of $ 83 and $ 164 respectively (October 31, 2002 - $ 100 and $ 190 respectively) were paid to directors and officers and have been included in general and administrative expenses.

13.	Income Taxes The Company has utilized prior period losses to eliminate income taxes that would otherwise be payable on current income.
14.

Management Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim financial statements are included in the Report to Shareholders dated December 5, 2003.